Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 39 DATED NOVEMBER 1, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007, supplement no. 37 dated October 3, 2007 and supplement no. 38 dated October 16, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to extend the term of an unsecured short-term bridge loan;

•	the execution of an agreement to acquire a portfolio of six distribution and office/flex properties containing approximately 551,184 rentable square feet located in Nashville, Tennessee;

•	our investment in a B-Note;

•	our investment in the senior subordinated debt of a private real estate investment trust;

•	our dealer manager’s involvement in an October 2006 article published by a local business journal;

•	clarifications and corrections to certain statements included in the article; and

•	the risks of an investment in us because of potential liability associated with our dealer manager’s involvement in the article.

Bridge Loan Extension

On July 24, 2007, our Operating Partnership entered into a $76.4 million unsecured, short-term bridge loan agreement (the “Bridge Loan”) with a financial institution. The entire $76.4 million borrowed under the Bridge Loan was used to finance a portion of the Opus National Industrial Portfolio. We acquired the Opus National Industrial Portfolio on July 24, 2007. The Bridge Loan had a maturity date of October 24, 2007. Pursuant to the Bridge Loan agreement, our Operating Partnership borrowed $76.4 million at an interest rate of 125 basis points over 30-day LIBOR. Based on the purchase of 30-day LIBOR contracts, the interest rate was fixed at 6.57% for the first 30-day term, 6.76% for the second 30-day term, and 6.38% for the last 30-day term of the Bridge Loan. Our Operating Partnership may prepay the principal of the loan prior to the end of the 30-day period with a prepayment penalty equal to the present value (using a discount rate of LIBOR as of the prepayment date) of (i) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to the fixed rate in effect, less (ii) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to LIBOR as of the prepayment date. The Bridge Loan requires interest-only payments during the term of the loan.

On September 21, 2007, we made a payment against the principal balance of the loan in the amount of approximately $24.3 million. The loan paydown was funded with proceeds from the September 20, 2007 secured financing of three properties in the Opus National Industrial Portfolio: the Cardinal Health Building, the Corporate Express Building and the Hartman Business Center One.

On October 23, 2007, our Operating Partnership and the lender extended the maturity date of the Bridge Loan from October 24, 2007 to November 24, 2007 for an extension fee of $14,785. As of October 23, 2007, there was approximately $52.1 million outstanding under the Bridge Loan. The interest rate on the Bridge Loan during the extension period is 6.11% through November 15, 2007, based on the purchase of a LIBOR contract. Thereafter, the interest rate will be 125 basis points over 30-day LIBOR through the extended maturity date. The prepayment penalty for the extension period is the same as described above. We expect to obtain a new secured, one-year bridge loan and to use the proceeds of such financing to pay off the existing Bridge Loan in full.

The Bridge Loan is guaranteed by us. During the term of the guaranty, we have agreed to (a) cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments and (b) certain restrictions regarding our distributions, those of our Operating Partnership and the indebtedness of ourselves and our subsidiaries.

Agreement to Purchase the Nashville Flex Portfolio

On October 25, 2007, we entered into a purchase and sale agreement with FirstCal Industrial 2 Acquisition, LLC to acquire a portfolio of six distribution and office/flex properties containing approximately 551,184 rentable square feet located in Nashville, Tennessee (the “Nashville Flex Portfolio”). Pursuant to the purchase and sale agreement, we would be obligated to purchase the portfolio only after satisfactory completion of agreed-upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the Nashville Flex Portfolio is $53.5 million plus closing costs. We would fund the purchase of the Nashville Flex Portfolio with proceeds from a loan from an unaffiliated lender and with proceeds from this offering. The Nashville Flex Portfolio is composed of six properties containing 551,184 rentable square feet. The Nashville Flex Portfolio’s primary tenants include CVS Caremark (29%) and Mercantile Properties, Inc. (10%). CVS Caremark is an integrated pharmacy services provider, combining pharmaceutical service companies with one of the country’s largest pharmacy chains. Mercantile Properties, Inc. is a subsidiary of Dillard’s, one of the nation’s largest fashion apparel and home furnishings retailers.

The following table sets forth certain information with respect to the properties.

Property	City/State	Rentable Square Feet	Year Built	Primary Tenant	% Leased
Royal Parkway Center I	Nashville, TN	72,384	1990	Southwestern Telecom & GSA	100%
Royal Parkway Center II	Nashville, TN	75,000	1990	Mercantile Properties, Inc. (Dillard’s)	100%
Greenbriar	Nashville, TN	135,355	1986	Caterpillar	93%
Cumberland Business Center	Nashville, TN	166,137	1998	CVS/Caremark	97%
Riverview Business Center I	Nashville, TN	42,015	2000	Quest Diagnostics	100%
Riverview Business Center II	Nashville, TN	60,293	2001	Metropolitan Government of Nashville	94%

		551,184			97%

The current aggregate annual base rent for the tenants of the Nashville Flex Portfolio is approximately $4.5 million. As of October 2007, the current weighted-average remaining lease term for the current tenants of the Nashville Flex Portfolio is approximately 3.4 years.

We do not intend to make significant renovations or improvements to the Nashville Flex Portfolio. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $6.0 million of earnest money.

Investment in the San Diego Office Portfolio B-Note

On October 26, 2007, we purchased, through an indirect wholly owned subsidiary, a promissory note with an original and current principal balance of $20.0 million (the “San Diego Office Portfolio B-Note”) from MW-1-2002, LLC, which is not affiliated with us or our advisor. We paid $13.4 million for the San Diego Office Portfolio B-Note. We funded the acquisition with proceeds from this offering.

The borrower under the San Diego Office Portfolio B-Note is UTC Properties LLC, a Delaware limited liability company (the “Borrower”). The Borrower is an affiliate of The Irvine Company, which is a 140-year old privately held real estate investment company with a portfolio of more than 500 properties in Southern California. Neither we nor our advisor is affiliated with the Borrower or The Irvine Company. The San Diego Office Portfolio B-Note bears interest at a fixed rate of 5.775% and has an initial maturity date of October 11, 2017. Prior to maturity, the Borrower under the San Diego Office Portfolio B-Note is required to make monthly interest-only payments, with the outstanding principal balance being due at maturity. The Borrower used the proceeds from the San Diego Office Portfolio B-Note and other senior financing to acquire six office buildings and one restaurant located in the San Diego, California area, which secure the San Diego Office Portfolio B-Note. The office buildings collectively contain approximately 372,000 square feet of space and the restaurant is approximately 9,000 square feet. None of the properties have been damaged by the recent wild fires in the San Diego area.

The San Diego Office Portfolio B-Note cannot be prepaid until April 11, 2009. If the Borrower prepays the San Diego Office Portfolio B-Note between April 11, 2009 and April 11, 2017, a formula-based prepayment premium of at least one percent of the principal amount being prepaid would be due along with accrued interest to and including the prepayment date and the outstanding principal balance. On and after April 11, 2017, the San Diego Office Portfolio B-Note can be prepaid without a prepayment premium. Under certain conditions, the San Diego Office Portfolio B-Note may be defeased by the borrower prior to the maturity date. Notwithstanding the above, the San Diego Office Portfolio B-Note cannot be prepaid or defeased at any time unless the A-Note, as defined below, is simultaneously prepaid or defeased, as applicable.

The San Diego Office Portfolio B-Note is junior to a $137.0 million promissory note secured by the same seven properties described above (the “A-Note”). The A-Note has the same October 11, 2007 maturity date as the San Diego Office Portfolio B-Note. Pursuant to an intercreditor agreement, our right to payment under the San Diego Office Portfolio B-Note is subordinate to the right to payment of the lender under the A-Note. The intercreditor agreement provides that the holder of the A-Note generally has sole and exclusive authority with respect to the exercise of rights and remedies under the A-Note and B-Note, including, without limitation, declaring or waiving events of default. The intercreditor agreement requires the holder of the A-Note to consult us, as holder of the San Diego Office Portfolio B-Note before certain remedies are exercised, and in some cases, the intercreditor agreement requires our approval with respect to such remedy.

Investment in Petra Subordinated Debt

On October 26, 2007, we made an investment, through an indirect wholly owned subsidiary, in senior subordinated debt of Petra Fund REIT Corp., a Maryland corporation that intends to elect to be taxed as a real estate investment trust (“Petra”). Petra is a subsidiary of Petra Offshore Fund L.P., a private real estate fund organized as a Cayman Islands Exempted Limited Partnership. Neither we nor our advisor is affiliated with Petra Fund REIT Corp. or Petra Offshore Fund L.P. Petra invests primarily in a diversified portfolio of high-yield and structured assets secured by commercial and residential real estate. Petra utilizes borrowings and hedging structures, including derivatives and borrowings under issuances of collateralized debt obligations.

We made our investment in the form of two $25 million loans to Petra (the “Tranche A Loan” and the “Tranche B Loan,” respectively) and we have the option at our discretion to make an additional $25 million loan to Petra (the “Tranche C Loan”). The loans bear interest at a rate of 11.5% per annum. Monthly installments on the loans are interest only with the principal amount being due at maturity, assuming no prior principal prepayment. The maturity dates of the loans are 18 months from origination for the Tranche A Loan, 24 months from origination for the Tranche B Loan and 24 months from origination for the Tranche C Loan. Each loan is prepayable. If Petra prepays any of the loans, a formula-based prepayment premium of at least one-half percent of the principal amount being prepaid would be due along with the payment of accrued interest and the outstanding principal balance.

Our Dealer Manager’s Involvement in an October 2006 Article Published by a Local Business Journal

The St. Louis Business Journal published an article dated October 27, 2006 related to our acquisition of the Plaza in Clayton, a 16-story office building containing 325,172 rentable square feet in St. Louis, Missouri. The article included statements about the acquisition and statements about us made by the national sales manager of KBS Capital Markets Group, our dealer manager. The article was also published on the St. Louis Business Journal’s web site. The article was not reviewed by us prior to its publication, nor were we aware of the publication of the article prior to October 16, 2007.

Given the local focus of the St. Louis Business Journal, we do not expect that material investment proceeds have been raised from those who received the article or viewed it online. As described below, investments from readers of the article could expose us to liability under securities laws. We would contest any claim that a violation of the Securities Act occurred. Management believes there is only a remote possibility that the ultimate outcome with respect to any such claim would materially adversely affect our operating results, financial position or liquidity. Although we believe the risk of material liability is remote, such assessment depends in part on the level of investments made by readers of the article, of which we cannot be certain.

Clarifications and Corrections of Statements Included in October 2006 Article Published by a Local Business Journal

The published article presented information in isolation and did not contain all the information that is material to investment in our shares, including the risks related to an investment in us. Some of the statements in the published article are forward-looking statements. Investors should disregard any statements that are forward-looking. We do not forecast distributions or annual returns, nor have we established a fixed date for listing or liquidation. Forward-looking statements such as these are subject to risks and uncertainties that could cause the actual results to differ materially from those stated.

Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks of an investment in the offering included in the prospectus as supplemented.

Investors should rely only on the statements made in the prospectus as supplemented in determining whether to make an investment in us.

Risks Related to an Investment in Us

If our dealer manager’s involvement in an October 2006 article published by the St. Louis Business Journal was held to be in violation of the Securities Act of 1933, we could be subject to potential liability. Investors in this offering should rely only on the statements made in the prospectus as supplemented to date in determining whether to purchase our shares.

The St. Louis Business Journal published an article dated October 27, 2006 related to our acquisition of the Plaza in Clayton, a 16-story office building containing 325,172 rentable square feet in St. Louis, Missouri. The article included statements about the acquisition and statements about us made by the national sales manager of KBS Capital Markets Group, our dealer manager. If our dealer manager’s involvement with the article were held by a court to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase the shares from investors in the offering who received the article before receiving a written prospectus. Such potential repurchase obligation would last for a period of one year following the date of the alleged violation. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase.

We intend to contest any claim that a Section 5 violation occurred; nevertheless, we cannot assure you that a court would agree with us. Because we do not know the amount of shares purchased from us, if any, from those who received the article before receiving a prospectus, we cannot know the amount of our potential liability should a court hold that a Section 5 violation occurred. Therefore, we cannot assure you that the ultimate outcome with respect to any such Section 5 claim would not materially adversely affect our operating results, financial position or liquidity.

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